3644947

ARTS-GS	Articles of Incorporation of a General Stock Corporation

To form a **general stock corporation** in California, you can fill out this form or prepare your own document, and submit for filing along with:

- A **$100** filing fee.
- A separate, non-refundable **$15** service fee also must be included, if you **drop off** the completed form or document.

Important! Corporations in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to https://www.ftb.ca.gov.

Note: *Before submitting the completed form*, you should consult with a private attorney for advice about your specific business needs.

FILED
Secretary of State
State of California
FEB 07 2014

CC

This Space For Office Use Only

For questions about this form, go to *www.sos.ca.gov/business/be/filing-tips.htm.*

Corporate Name (List the proposed corporate name. Go to www.sos.ca.gov/business/be/name-availability.htm for general corporate name requirements and restrictions.)

① The name of the corporation is LALITA, INC.

Corporate Purpose

② The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Service of Process (List a California resident or an active 1505 corporation in California that agrees to be your initial agent to accept service of process in case your corporation is sued. You may list any adult who lives in California. You may **not** list your own corporation as the agent. **Do not** list an address if the agent is a 1505 corporation as the address for service of process is already on file.)

③ a. RENA ANDREWS
Agent's Name

b. 1002 SOUTH HAYWORTH AVENUE — LOS ANGELES — CA — 90035
Agent's Street Address (if agent is not a corporation) - Do not list a P.O. Box — *City (no abbreviations)* — *State* — *Zip*

Corporate Addresses

④ a. 1002 SOUTH HAYWORTH AVENUE — LOS ANGELES — CA — 90035
Initial Street Address of Corporation - Do not list a P.O. Box — *City (no abbreviations)* — *State* — *Zip*

b. ______
Initial Mailing Address of Corporation, if different from 4a — *City (no abbreviations)* — *State* — *Zip*

Shares (List the number of shares the corporation is authorized to issue. Note: Before shares of stock are sold or issued, the corporation must comply with the Corporate Securities Law of 1968 administered by the California Department of Corporations. For more information, go to www.corp.ca.gov or call the California Department of Corporations at (213) 576-7500.)

⑤ This corporation is authorized to issue only one class of shares of stock.
The total number of shares which this corporation is authorized to issue is 10000.

This form must be signed by each incorporator. If you need more space, attach extra pages that are 1-sided and on standard letter-sized paper (8 1/2" x 11"). All attachments are made part of these articles of incorporation.

X ______ — SAMAN MANAVI, ESQ.
Incorporator - Sign here — *Print your name here*

Make check/money order payable to: **Secretary of State**

Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee.

By Mail
Secretary of State
Business Entities, P.O. Box 944260
Sacramento, CA 94244-2600

Drop-Off
Secretary of State
1500 11th Street, 3rd Floor
Sacramento, CA 95814

Corporations Code §§ 200-202 et seq. Revenue and Taxation Code § 23153

2013 California Secretary of State



I hereby certify that the foregoing transcript of _____ page(s) is a full, true and correct copy of the original record in the custody of the California Secretary of State's office.

FEB 1 4 2014 GR

Date: _____

Debra Bowen

DEBRA BOWEN, Secretary of State

ARTS-GS	**Articles of Incorporation of a General Stock Corporation**

To form a **general stock corporation** in California, you can fill out this form or prepare your own document, and submit for filing along with:

- A **$100** filing fee.

- A separate, non-refundable **$15** service fee also must be included, if you **drop off** the completed form or document.

Important! Corporations in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to https://www.ftb.ca.gov.

Note: *Before submitting the completed form*, you should consult with a private attorney for advice about your specific business needs.

This Space For Office Use Only

For questions about this form, go to *www.sos.ca.gov/business/be/filing-tips.htm.*

Corporate Name (List the proposed corporate name. Go to www.sos.ca.gov/business/be/name-availability.htm for general corporate name requirements and restrictions.)

① The name of the corporation is __LALITA, INC.__

Corporate Purpose

② The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Service of Process (List a California resident or an active 1505 corporation in California that agrees to be your initial agent to accept service of process in case your corporation is sued. You may list any adult who lives in California. You may **not** list your own corporation as the agent. **Do not** list an address if the agent is a 1505 corporation as the address for service of process is already on file.)

③ a. __RENA ANDREWS__
Agent's Name

b. __1002 SOUTH HAYWORTH AVENUE__   __LOS ANGELES__   __CA__ __90035__
Agent's Street Address (if agent is not a corporation) - Do not list a P.O. Box   *City (no abbreviations)*   *State*   *Zip*

Corporate Addresses

④ a. __1002 SOUTH HAYWORTH AVENUE__   __LOS ANGELES__   __CA__ __90035__
Initial Street Address of Corporation - Do not list a P.O. Box   *City (no abbreviations)*   *State*   *Zip*

b. _____
Initial Mailing Address of Corporation, if different from 4a   *City (no abbreviations)*   *State*   *Zip*

Shares (List the number of shares the corporation is authorized to issue. Note: Before shares of stock are sold or issued, the corporation must comply with the Corporate Securities Law of 1968 administered by the California Department of Corporations. For more information, go to www.corp.ca.gov or call the California Department of Corporations at (213) 576-7500.)

⑤ This corporation is authorized to issue only one class of shares of stock.

The total number of shares which this corporation is authorized to issue is __10000__.

This form must be signed by each incorporator. If you need more space, attach extra pages that are 1-sided and on standard letter-sized paper (8 1/2" x 11"). All attachments are made part of these articles of incorporation.



▶ _____   __SAMAN MANAVI, ESQ.__
Incorporator - Sign here   *Print your name here*

Make check/money order payable to: **Secretary of State**

Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee.

By Mail	**Drop-Off**
Secretary of State	Secretary of State
Business Entities, P.O. Box 944260	1500 11th Street, 3rd Floor
Sacramento, CA 94244-2600	Sacramento, CA 95814